Exhibit 21.1

Subsidiaries of Sustainable Environmental Technologies Corporation (formerly RG Global Lifestyles, Inc.)

1.	Pro Water, LLC, a Utah corporation, operates as a wholly-owned subsidiary of the Company.

2.	SET IP Inc., a California corporation, operates as a wholly-owned subsidiary of the Company.

3.	OC Energy Inc., a California corporation, is a discontinued wholly-owned subsidiary of the Company.

4.	Aquair, Inc., a California corporation, is a dormant wholly-owned subsidiary of the Company.

5.	On Line Surgery, Inc., a California corporation, is a dormant wholly-owned subsidiary of the Company.

6.	Aquair Hong Kong Ltd, a company organized under the laws of Hong Kong, is a dormant wholly-owned subsidiary of the Company.

7.	Aquair Asia Company Limited, a company organized under the laws of Thailand, is a dormant wholly-owned subsidiary of the Company.